SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 6, 2016, Cnova N.V. (“Cnova” or the “Company”) posted on its website at http://www.cnova.com/en/investor-relations/shareholder-meeting/ information regarding the voting results of its annual general meeting of shareholders (the “Meeting”) held on June 29, 2016 at 2:00 p.m. CET at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118BN, in Schiphol, The Netherlands.

Only shareholders of record as of the close of business on June 1, 2016, the record date for the Meeting, were entitled to vote at the Meeting.  There were 441,297,846  ordinary shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share entitled to vote at the Meeting.  417,698,886  ordinary shares par value € 0.05 per share and 412,114,952 special voting shares par value € 0.05 per share were present in person or represented by proxy at the Meeting.

Each item voted on at the Meeting was approved by a simple majority of the votes cast, as required under the Company’s articles of association and Dutch law.

This report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111).

2

CNOVA N.V. AGM 2016 - VOTING RESULTS

Voting results of the annual general meeting of shareholders of Cnova N.V., held on 29 June 2016 (the “AGM”). The issued share capital of Cnova N.V. as at the registration date (June 1, 2016) amounted to: 441,297,846 ordinary shares and 412,114,952 special voting shares, each entitling the holder thereof to one (1) vote. Taking into account that Cnova N.V. nor any of its subsidiaries held any shares in its own share capital at the registration date, such shares entitled the holders thereof to an aggregate of 853,412,798 votes.

Agenda item (voting items)	Number of (i) shares for which valid votes were cast and (ii) valid votes cast		Percentage of issued capital at registration date	Number of votes cast for	Number of votes cast against	Number of abstentions
2. Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016	829,813,838	(1)	97.23%	829,811,688	50	2,100
3. Reappointment of Eleazar de Carvalho Filho as Non-Executive Director	829,813,838		97.23%	829,806,734	5,604	1,500
4. Reappointment of Bernard Oppetit as Non-Executive Director	829,813,838		97.23%	829,807,345	4,793	1,700
5. Appointment of Yves Desjacques as Non-Executive Director	829,813,838		97.23%	829,807,545	4,793	1,500
6. Appointment of Peter Paul Estermann as Non-Executive Director	829,813,838		97.23%	829,806,709	5,629	1,500
7. Appointment of Emmanuel Olivier Grenier as Executive Director	829,813,838		97.23%	829,808,682	3,656	1,500
8. Authorization of the Board to acquire ordinary shares in the capital of the Company	829,813,838		97.23%	827,468,624	2,344,164	1,050
9. Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares	829,813,838		97.23%	825,796,216	4,015,572	2,050
10. Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares	829,813,838		97.23%	825,796,016	4,015,772	2,050

(1)  417,698,886 ordinary shares and 412,114,952 special voting shares

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: July 6, 2016	By:	/s/ STEVEN GEERS
Name: Steven Geers
Title: General Counsel

4